Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)
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Forward Looking Statements

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This  website contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This  website relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This  website is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov/) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br.

I acknowledge I have read and understand these statements.

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Highlights of the Transaction

LAN Airlines S.A. (LAN) and TAM S.A. (TAM) announced that they have entered into a non-binding Memorandum of Understanding (MOU) that outlines their intentions to combine their holdings under a single parent entity.

The combination of LAN and TAM would create a new Latin American airline group that would offer seamless passenger and cargo service across the continent and around the world.

The new group, to be known as LATAM Airlines Group, would include LAN Airlines and its affiliates in Peru, Argentina and Ecuador; Lan Cargo and its affiliates; TAM S.A.; TAM Mercosur and all other holdings of LAN and TAM.

LAN and TAM would continue to operate under their existing operating certificates and brands. Each airline within the group would maintain its current headquarters in Santiago and Sao Paulo.

Growth enabled by the transaction would reach new destinations, create more opportunities for employees of both companies and more value creation for shareholders and would foster economic development and job growth in the home countries of the group airlines and the countries they serve.

The group would be among the leading airline groups in the world in terms of size, profitability and market reach.

The transaction is subject to both parties entering into a binding definitive agreement and satisfaction of conditions, including corporate and shareholder approvals and actions and regulatory approvals.

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Investor Information

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Investor Conference Call

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To Our Investors

Welcome to the investor section of the LAN and TAM transaction website.

The combination of LAN and TAM would create a new Latin American airline group that would offer seamless passenger and cargo service across the continent and around the world.

The group would be among the leading airline groups in the world in terms of size, profitability and market reach.

We believe that growth enabled by the transaction would reach new destinations, create more opportunities for employees of both companies and more value creation for shareholders.

In 2009, these carriers had combined revenue of US $8.5 billion, carried more than 45 million passengers and carried combined cargo of 832,000 tons.

The combination is expected to generate annual synergies of approximately US $400 million.  These synergies are expected to come broadly in equal proportion from alignment of the passenger networks, growth in the cargo network (both internationally and in Brazil), and reduced cost.  Management expects that it would be able to implement approximately one third of the synergies within the first year following the close of the transaction and all synergies by the end of the third year.

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To Our Customers

Welcome to the customer section of the LAN and TAM transaction website.

The combination of LAN and TAM would create a new Latin American airline group that would offer seamless passenger and cargo service across the continent and around the world.

Together, we would be better able to serve customers. Our complementary networks are a natural fit and we look forward to working together in this new capacity.

LAN and TAM would continue to operate under their existing operating certificates and brands. Each airline within the group would maintain its current headquarters in Santiago and Sao Paulo.

The combined company would provide passenger services to more than 115 destinations in 23 countries while providing cargo services throughout Latin America and across much of the globe.  The airlines of the group would operate a fleet of more than 220 aircraft, and have more than 40,000 employees.

Passengers would benefit from an increase in flights, destinations, and connections as a result of this combination. Frequent flyer program members would be able to earn and redeem miles on more flights, and be able to earn miles through more partners than ever before.

Cargo customers would have access to the most comprehensive cargo network in Latin America - with more capacity, frequency, and destinations than any other carrier. The combined carriers would work quickly to ensure that customers can book, ship and track cargo seamlessly across the expanded network.

All existing reservations and tickets are unaffected by the announcement.

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In the News

Home > In the News Latest News Date Title Type LAN / TAM August 13, 2010 LAN and TAM Announce Intention to Combine	Press Rooms

LAN Pressroom
TAM Pressroom

Family owners celebrate the signing of the MOU that outlines the intentions of Lan Airlines S.A. and Tam S.A. to combine their holdings under a single parent entity.

FROM LEFT: Vice-chairman of the TAM S.A. Board of Directors Mauricio Rolim Amaro, LAN CEO Enrique Cueto, Chairman of the TAM Board of Directors Maria Claudia Amaro and LAN President/COO Ignacio Cueto.

Lan Airlines S.A. and Tam S.A. family owners congratulating each other on their intention to combine to create a new Latin American airline group that would be among the leading airlines in the world.

FROM LEFT: Mauricio Rolim Amaro, Enrique Cueto, Maria Claudia Amaro and Ignacio Cueto

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